Exhibit 99.1

MATERIALISE

SHARE-BUY BACK PROGRAM

Leuven – 27 July 2026 – 22h00 CET	Regulated information[1]

Materialise reports on the progress of its share buy-back program announced on 30 October 2025.

27 July 2026 – Materialise NV (Euronext: MTLS) (Nasdaq: MTLS) (“Materialise”) (“the Company”) hereby discloses certain information in relation to its share buyback program announced on 30 October 2025, in accordance with Article 8:4 of the Royal Decree of 29 April 2019 implementing the Belgian Code on Companies and Associations. Under this program, Materialise has granted a discretionary mandate to an independent financial intermediary to repurchase Materialise shares for an amount of up to EUR 30 million.

A.	Purchase of shares in the period from 20 July up to and including 24 July 2026

Materialise reports the purchase of 48,806 Materialise shares in the period from 20 July 2026 up to and including 24 July 2026. The shares were repurchased at an average price of 5.75 EUR per share for a total consideration of 280,703 EUR.

48,806 shares were repurchased through the central order book of the following exchanges:

Date of repurchase	Exchange	Number of shares	Total amount (EUR)	Total amount (USD)	Average price (EUR)
20-Jul-2026	NASDAQ	10,972	62,317	71,204	5.68
21-Jul-2026	NASDAQ	10,300	60,306	68,858	5.85
22-Jul-2026	NASDAQ	8,121	46,670	53,241	5.75
23-Jul-2026	NASDAQ	3,435	19,369	22,065	5.64
24-Jul-2026	NASDAQ	15,978	92,041	104,715	5.76
Total of the week		48,806	280,703	320,082	5.75

No shares were repurchased through cross trades or block trades.

Since the start of the share buy-back program on the 26th of January 2026, Materialise has bought back 1,206,380 shares for a total amount of 6,013,083 EUR (7,006,543 USD) under the share buy-back program. This corresponds to 2.0% of the total shares outstanding.

Materialise currently holds 1,206,380 of its own shares.

The overview relating to the share buy-back program is available on https://investors.materialise.com/ and is updated on a weekly basis.

[1]	The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

B.	Suspension of the share buyback program

Materialise today announces that the program is suspended following trading on 25 July 2026.

The suspension is required because the authorization underlying the program cannot be renewed during the applicable closed period. As a result, the Company will not conduct any share repurchases during this suspension period.

Subject to the renewal of the authorization and compliance with all applicable legal and regulatory requirements, the Company currently intends to restart the share buyback program on 31 August 2026.

The Company will issue a further press release to confirm the restart of the program once the relevant conditions have been satisfied and share repurchases effectively recommence.

This announcement does not constitute an obligation to resume the share buyback program on any particular date. Any restart of the program will remain subject to the necessary corporate approvals, market conditions and applicable legal and regulatory requirements.

About Materialise

Materialise incorporates more than three decades of 3D printing experience into a range of software solutions and 3D printing services that empower sustainable 3D printing applications. Our open, secure, and flexible end-to-end solutions enable industrial manufacturing and mass personalization in various industries — including healthcare, automotive, aerospace, eyewear, art and design, wearables, and consumer goods. Headquartered in Belgium and with branches worldwide, Materialise combines the largest group of software developers in the industry with one of the world's largest and most complete 3D printing facilities.